Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Three and nine months ended September 30, 2023 and 2022

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

	Note	September 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents		$780,991	$913,730
Short-term investments		2,011	2,011
Trade and other receivables	5	44,658	48,696
Inventories	6	70,394	58,050
Prepaid expenses and other current assets		10,063	6,020
Total current assets		908,117	1,028,507
Non-current assets:
Property, plant and equipment	7	113,022	82,361
Intangible assets	8 & 21	1,743	5,214
Goodwill	21	40,277	64,268
Equity-accounted investments	9	16,952	24,026
Long-term financial investments	10	47,207	42,331
Other non-current assets		373	370
Total assets		$1,127,691	$1,247,077
Liabilities and Equity
Current liabilities:
Trade and other payables	12	$40,919	$40,333
Deferred revenue	13	8,618	8,030
Provisions and other current liabilities	14	18,470	20,910
Current lease liabilities	15	4,249	3,895
Total current liabilities		72,256	73,168
Non-current liabilities:
Non-current lease liabilities	15	14,116	11,836
Deferred gain on finance lease liability	15	589	902
Provisions and other non-current liabilities	14	1,852	1,805
Employee future benefits		480	455
Total liabilities		89,293	88,166
Equity:
Share capital	16	2,422,918	2,420,396
Contributed surplus	16	306,603	300,764
Accumulated deficit		(1,687,227)	(1,560,759)
Foreign currency reserve		(3,896)	(1,490)
Total equity		1,038,398	1,158,911
Total liabilities and equity		$1,127,691	$1,247,077

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

“Doug Hayhurst”	“Jim Roche”
Director	Director

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022

Revenues:
Product and service revenues	17	$27,575	$21,343	$56,228	$63,322
Cost of product and service revenues		30,388	26,108	67,780	70,498
Gross margin		(2,813)	(4,765)	(11,552)	(7,176)

Operating expenses:
Research and product development		25,044	25,263	77,975	73,008
General and administrative		7,392	8,727	20,108	23,193
Sales and marketing		3,628	3,486	11,529	9,470
Other expense	18	216	2,519	1,703	3,096
Total operating expenses		36,280	39,995	111,315	108,767

Results from operating activities		(39,093)	(44,760)	(122,867)	(115,943)
Finance income (loss) and other	19	7,239	2,781	29,398	(17,833)
Finance expense	19	(291)	(324)	(837)	(979)
Net finance income (loss)		6,948	2,457	28,561	(18,812)

Equity in loss of investment in joint venture and associates	9 & 20	(4,032)	(998)	(5,787)	(4,844)
Impairment charges on intangible assets	21	(2,266)	—	(2,266)	—
Impairment charges on goodwill	21	(23,991)	—	(23,991)	—
Loss before income taxes		(62,434)	(43,301)	(126,350)	(139,599)

Income tax recovery (expense)		(20)	420	(118)	532
Net loss for the period		$(62,454)	$(42,881)	$(126,468)	$(139,067)

Other comprehensive loss:

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(185)	(2,725)	(2,406)	(4,407)
Total comprehensive loss for the period		$(62,639)	$(45,606)	$(128,874)	$(143,474)

Basic and diluted loss per share
Loss per share for the period		$(0.21)	$(0.14)	$(0.42)	$(0.47)
Weighted average number of common shares outstanding		298,704,855	298,180,090	298,605,348	298,054,811

See accompany notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2022	298,394,203	$2,420,396	$300,764	$(1,560,759)	$(1,490)	$1,158,911

Net loss	—	—	—	(126,468)	—	(126,468)
Deferred share consideration issued for acquisition (note 16)	112,451	1,612	(1,612)	—	—	—
DSUs redeemed (note 16)	31,736	194	(365)	—	—	(171)
RSUs redeemed (note 16)	50,336	288	(556)	—	—	(268)
Options exercised (note 16)	130,951	428	(143)	—	—	285
Share-based compensation (note 16)	—	—	8,515	—	—	8,515
Other comprehensive income:
Foreign currency translation for foreign operations	—	—	—	—	(2,406)	(2,406)
Balance, September 30, 2023	298,719,677	$2,422,918	$306,603	$(1,687,227)	$(3,896)	$1,038,398

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2021	297,700,295	$2,416,256	$297,819	$(1,387,579)	$1,721	$1,328,217
Onerous contracts provision (note 14)	—	—	—	(1,200)	—	(1,200)
Restated balance, December 31, 2021	297,700,295	2,416,256	297,819	(1,388,779)	1,721	1,327,017

Net loss	—	—	—	(139,067)	—	(139,067)
DSUs redeemed (note 16)	58,990	244	(997)	—	—	(753)
RSUs redeemed (note 16)	210,816	691	(3,130)	—	—	(2,439)
Options exercised (note 16)	237,290	1,151	(366)	—	—	785
Share-based compensation (note 16)	—	—	7,937	—	—	7,937
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	(4,407)	(4,407)
Balance, September 30, 2022	298,207,391	$2,418,342	$301,263	$(1,527,846)	$(2,686)	$1,189,073
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Nine months ended September 30,
	Note	2023	2022
Cash provided by (used in):
Operating activities:
Net loss for the period		$(126,468)	$(139,067)
Adjustments for:
Depreciation and amortization		9,568	10,529
Impairment loss on trade receivables	18	62	—
Unrealized (gain) loss on forward contracts		(600)	1,919
Equity in loss of investment in joint venture and associates	9 & 20	5,787	4,844
Net decrease in fair value of investment	10, 19 & 24	2,568	19,777
Impairment charges on intangible assets	21	2,266	—
Impairment charges on Goodwill	21	23,991	—
Accretion on decommissioning liabilities	14	47	(110)
Employee future benefits		33	60
Employee future benefits plan contributions		(8)	(7)
Share-based compensation	16	8,515	7,937
Deferred income tax recovery		—	(540)
		(74,239)	(94,658)
Changes in non-cash working capital:
Trade and other receivables		3,358	(3,599)
Inventories		(12,344)	(7,117)
Prepaid expenses and other current assets		(3,446)	(1,526)
Trade and other payables		(1,924)	(5,599)
Deferred revenue		588	(1,402)
Warranty provision		1,778	2,914
		(11,990)	(16,329)
Cash used in operating activities		(86,229)	(110,987)

Investing activities:
Net decrease in short-term financialinvestments	24	—	1,010
Contributions to long-term financial investments	10	(8,444)	(12,600)
Recovery of contributions to long-term financial investments	10	1,000	—
Additions to property, plant and equipment	7	(33,867)	(19,238)
Investment in other intangible assets	8	(122)	(495)
Investment in joint venture and associates	9 & 20	—	(9,272)
Contingent consideration paid related to acquisition of Ballard Motive Solutions	14	(2,000)	(14,900)
Cash used in investing activities		(43,433)	(55,495)

Financing activities:
Principal payments of lease liabilities	15	(2,860)	(2,368)
Net proceeds on issuance of share capital from stock option exercises	16	285	785
Cash used in financing activities		(2,575)	(1,583)

Effect of exchange rate fluctuations on cash and cash equivalents held		(502)	(406)

Decrease in cash and cash equivalents		(132,739)	(168,471)
Cash and cash equivalents, beginning of period		913,730	1,123,895
Cash and cash equivalents, end of period		$780,991	$955,424

Supplemental disclosure of cash flow information (note 22).
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1.    Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the sale of PEM fuel cell products and services for a variety of applications including Heavy-Duty Mobility (consisting of bus, truck, rail and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three and nine months ended September 30, 2023 and 2022 comprise the Corporation and its subsidiaries.

2.    Basis of preparation:

(a)    Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those significant accounting policies followed in the most recent annual consolidated financial statements except as noted below, and therefore should be read in conjunction with the December 31, 2022 audited consolidated financial statements and the notes thereto.

The condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on November 6, 2023.

(b)    Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•Financial assets classified as measured at fair value through profit or loss (FVTPL); and
•Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets.

(c)    Functional and presentation currency:

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

(d)    Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.    Basis of preparation (cont'd):

(d)    Use of estimates (cont'd):

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory and onerous contract provision, fair value measurement, and employee future benefits. These assumptions are unchanged in these condensed consolidated interim financial statements and are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2022, except for fair value measurement (note 3).

(e)    Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to achieve its liquidity objective. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and contractual commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable.

The Corporation’s strategy to mitigate this uncertainty is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over cash operating expenses, managing working capital and capital expenditure requirements, and securing additional financing to fund operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.    Significant accounting policies:

Effective January 1, 2023, the Corporation adopted a number of new standards and interpretation, but they did not have a material impact on the Corporation's consolidated interim financial statements.

The accounting policies in these condensed consolidated interim financial statements are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2022. However, the Corporation has elected to provide enhanced accounting policy descriptions for additional clarity, for inventory and onerous contract provision and fair value measurement.

Inventory and onerous contract provision

A provision for onerous contracts is also assessed and measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract, which is determined based on the incremental costs of fulfilling the obligation under the contract and an allocation of other costs directly related to fulfilling the contract. Before an onerous contract provision is established, the Corporation recognizes any impairment loss on the assets (including through an inventory provision) associated with that contract.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

3.    Significant accounting policies (cont'd):
Fair value measurement (cont'd)
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Corporation has access at that date. The fair value of a liability reflects its non-performance risk.

A number of the Corporation’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When one is available, the Corporation measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as “active” if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no quoted price in an active market, then the Corporation uses valuation techniques that maximise the use of relevant observable inputs and minimise the use of unobservable inputs. This involves developing estimates and assumptions consistent with how market participants would price the instrument. Management bases its assumptions on observable data as far as possible but this is not always available. In that case, management uses the best information available. Where they are available, the fair value of investments is based on observable market transactions. Estimated fair values may vary from the actual prices that would be achieved in an arm’s length transaction at the reporting date.

The best evidence of the fair value of a financial instrument (including other long-term investments) on initial recognition is usually the transaction price – i.e. the fair value of the consideration given or received. If the Corporation determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognised in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable date or the transaction is closed out.

4.    Critical judgments in applying accounting policies and key sources of estimation uncertainty:

Critical judgments in applying accounting policies:
Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).
Key sources of estimation uncertainty:
Key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year include the following: revenue recognition, asset impairment, warranty provision, inventory and onerous contract provision, fair value measurement, and employee future benefits. These assumptions are unchanged in these condensed consolidated interim financial statements and are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2022, except for inventory and onerous contract provision and fair value measurement (note 3).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

5.    Trade and other receivables:

	September 30,	December 31,
	2023	2022
Trade accounts receivable	$25,602	$25,812
Other receivables	6,555	10,103
Contract assets	12,501	12,781
	$44,658	$48,696

Contract assets
Contract assets primarily relate to the Corporation's rights to consideration for work completed but not billed as at September 30, 2023 for engineering services and technology transfer services.

September 30,
Contract assets	2023
January 1, 2023	$12,781
Additions to contract assets	3,410
Invoiced during the period	(3,690)
At September 30, 2023	$12,501

Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 24.

6.    Inventories:

During the three and nine months ended September 30, 2023, the write-down of inventories to net realizable value including onerous contract adjustments amounted to $2,273,000 and $5,571,000 (2022 – $2,519,000 and $3,923,000) and the reversal of previously recorded write-downs and onerous contract adjustments amounted to $867,000 and $1,331,000 (2022 – $132,000 and $538,000), resulting in a net write-down of $1,406,000 and $4,240,000 (2022 – $2,387,000 and $3,385,000). Write-downs and reversals are included in either cost of product and service revenues or research and product development expense, depending upon the nature of inventory.

7.    Property, plant and equipment:

	September 30,	December 31,
	2023	2022
Property, plant and equipment owned	$98,289	$70,344
Right-of-use assets	14,733	12,017
	$113,022	$82,361

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

7.    Property, plant and equipment (cont'd):

Property, plant, and equipment owned:

	September 30,	December 31,
Net carrying amounts	2023	2022
Computer equipment	$1,531	$1,207
Furniture and fixtures	1,868	1,323
Leasehold improvements	1,470	1,550
Production and test equipment	93,420	66,264
	$98,289	$70,344

Right-of-use assets:

The Corporation leases certain assets under lease agreements, comprising primarily of leases of land and buildings, office equipment, and vehicles (note 15).

	September 30,	December 31,
Net carrying amounts	2023	2022
Property	$14,286	$11,487
Equipment	86	116
Vehicle	361	414
	$14,733	$12,017

Depreciation expense on property, plant, and equipment is allocated to operating expense or cost of goods sold depending upon the nature of the underlying assets. For the three and nine months ended September 30, 2023, amortization expense of $2,757,000 and $8,554,000 (2022 - $3,236,000 and $8,171,000) was recorded.

Additions to property, plant, and equipment assets for the nine months ended September 30, 2023 total $33,867,000 (2022 - $19,238,000).

8.    Intangible assets:

	September 30,	December 31,
	2023	2022
ERP management reporting software system	$1,743	$2,714
Intellectual property acquired from Ballard Motive Solutions	—	2,500
	$1,743	$5,214

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

8.    Intangible assets (cont'd):

		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2022	$78,677	$57,889	$20,788
Additions to intangible assets	550	—	550
Amortization expense	—	3,107	(3,107)
Impairment on intangible assets	—	13,017	(13,017)
At December 31, 2022	79,227	74,013	5,214
Additions to intangible assets	122	—	122
Amortization expense	—	1,327	(1,327)
Impairment on intangible assets (note 21)	—	2,266	(2,266)
At September 30, 2023	$79,349	$77,606	$1,743

Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. For the three and nine months ended September 30, 2023, amortization expense of $463,000 and $1,327,000 (2022 - $744,000 and $2,359,000) was recorded.

Additions to intangible assets for the nine months ended September 30, 2023 of $122,000 (2022 - $495,000) consist primarily of costs to enhance the capabilities of the ERP management reporting software system.

During the three months ended September 30, 2023 the Corporation recorded impairment charges of $2,266,000 on intangible assets related primarily to further proposed restructuring of operations at Ballard Motive Solutions.

9.    Equity-accounted investments:

For the three and nine months ended September 30, 2023, the Corporation recorded $4,032,000 and $5,787,000, (2022 - $998,000 and $4,844,000) in equity loss of investment in JV and associates, comprising of equity loss in Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai Ballard JV") of $3,832,000 and $5,587,000 (2022 - $998,000 and $4,844,000) and equity loss in Guangdong Synergy Ballard Hydrogen Power Co., Ltd. ("Synergy Ballard JVCo") of $200,000 (2022 - $nil).

Investment in Weichai Ballard JV

	September 30,	December 31,
Investment in Weichai Ballard JV	2023	2022
Beginning balance	$24,026	$28,982
Capital contribution to JV	—	9,272
Recognition of 49% profit on inventory not yet sold to third party, net	418	549
Equity in loss	(5,587)	(11,599)
Cumulative translation adjustment due to foreign exchange	(1,905)	(3,178)
Ending balance	$16,952	$24,026

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.    Investments (cont'd):
Investment in Weichai Ballard JV (cont'd)

Weichai Ballard JV is an associate in which the Corporation has significant influence and a 49% ownership interest. During the three and nine months ended September 30, 2023, the Corporation made committed capital contributions of $nil and $nil (2022 - $2,878,000 and $9,272,000 (RMB 20,825,000 and RMB 62,475,000 equivalent)) to Weichai Ballard JV.
The following tables summarize the financial information of Weichai Ballard JV as included in its own financial statements as of September 30, 2023, adjusted for foreign exchange differences, the application of the Corporation's accounting policies and the Corporation's incorporation costs.

	September 30,	December 31,
	2023	2022
Percentage ownership interest (49%)
Current assets	$66,051	$80,088
Non-current assets	99	2,618
Current liabilities	(22,385)	(23,460)
Non-current liabilities	(2,065)	(2,314)
Net assets (100%)	41,700	56,932
Corporation's share of net assets (49%)	20,433	27,895
Incorporation costs	324	324
Elimination of unrealized profit on downstream sales, net of sales to third party	(3,805)	(4,193)
Carrying amount of investment in Weichai Ballard JV	$16,952	$24,026

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenue (100%)	$1,437	$2,104	$2,036	$7,163
Net loss (100%)	7,821	2,037	11,403	9,886
Corporation's share of net loss (49%)	$3,832	$998	$5,587	$4,844

Investment in Synergy Ballard JVCo

	September 30,	December 31,
Investment in Synergy Ballard JVCo	2023	2022
Beginning balance	$—	$—
Recognition of 10% profit on inventory sold to third party, net	200	18
Equity in loss	(200)	(18)
Ending balance	$—	$—
On effective completion of an Equity Transfer Agreement in September 2023, the Corporation has concluded that it no longer has significant influence over the operating activities of Synergy Ballard JVCo and therefore has discontinued the equity method of accounting for its 10% investment fair valued at $nil as of September 30, 2023. Upon discontinuance of the equity accounting method, all remaining deferred revenue and profit on past downstream transactions totalling $736,000 was fully recognized in the three months ended September 30, 2023.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.    Long-term financial investments:
In addition to the above equity-accounted investments, the Corporation has also acquired ownership interest in various other investments, which are recognized at fair value (note 24).

	December 31,	Contributions	Change in Fair	September 30,
Net carrying value	2022	(Proceeds)	Value	2023
Investment in Forsee Power SA	$18,470	$—	$(1,199)	$17,271
Investment in Wisdom Group Holdings Ltd.	10,000	(1,000)	—	9,000
Investment in Quantron AG	5,333	3,304	(162)	8,475
Investment in HyCap Fund I SCSp	7,963	2,686	(715)	9,934
Investment in Clean H2 Infrastructure Fund	565	2,454	(492)	2,527
	$42,331	$7,444	$(2,568)	$47,207

	December 31,	Contributions	Change in Fair	September 30,
Net carrying value	2021	(Proceeds)	Value	2022
Short-tem investment - Green Hydrogen (note 24)	$996	$(1,010)	$14	$—
Investment in Forsee Power SA	33,335	—	(17,114)	16,221
Investment in Wisdom Group Holdings Ltd.	—	10,000	—	10,000
Investment in HyCap Fund I SCSp	7,636	1,400	(2,109)	6,927
Investment in Clean H2 Infrastructure Fund	339	1,200	(568)	971
	$42,306	$11,590	$(19,777)	$34,119

During the three and nine months ended September 30, 2023, changes in fair value and foreign exchange adjustments for long-term investments totalling $(2,464,000) and $(2,568,000) (2022 - $1,705,000 and $(19,777,000)) were recognized as an unrealized gain (loss) in the consolidated statements of loss and comprehensive loss and included in finance loss and other (note 19 and 24).

Investment in Forsee Power SA

In October 2021, the Corporation acquired a non-controlling 9.77% equity interest in Forsee Power SA ("Forsee Power"), a French company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport.

For the three and nine months ended September 30, 2023, changes in fair value and foreign exchange adjustments totalling ($1,347,000) and ($1,199,000) (2022 - $2,718,000 and $(17,114,000)) were recognized as an unrealized gain (loss) in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 19 and 24), resulting in net fair value investment in Forsee Power of $17,271,000 as of September 30, 2023.

Investment in Wisdom Group Holdings Ltd.

In June 2022, the Corporation acquired a non-controlling 7.169% interest in Wisdom Group Holdings Ltd. ("Wisdom Motor"), a Cayman Island holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.    Long-term financial investments (cont'd):
Investment in Wisdom Group Holdings Ltd. (cont'd)
For the three and nine months ended September 30, 2023, changes in fair value and foreign exchange adjustments totalling $nil (2022 - $nil) were recognized as an unrealized gain (loss), in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 19 and 24). During the nine months ended September 30, 2023, the Corporation assigned its option held to purchase additional Series A Preferred Shares in Wisdom for consideration of $1,000,000, resulting in recovery of contributions of $1,000,000 and net fair value investment in Wisdom Motor of $9,000,000 as of September 30, 2023,. The exercise of this option by the acquiring counterparties, diluted the Corporation's ownership interest from 7.169% to 6.701% as of September 30, 2023.
Investment in Quantron AG

In September 2022, the Corporation acquired a non-controlling 1.89% in Quantron AG, a global electric vehicle integrator and an emerging specialty OEM, to accelerate fuel cell truck adoption. During the nine months ended September 30, 2023, the Corporation made a committed additional contribution of €3,000,000 ($3,304,000) to exercise its option to purchase an additional 793 shares, resulting in a non-controlling ownership interest of 3% in Quantron AG as of September 30, 2023.

For the three and nine months ended September 30, 2023, changes in fair value and foreign exchange adjustments totalling $(218,000) and $(162,000) (2022 - $nil) were recognized as an unrealized loss in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 19 and 24), resulting in net fair value investment in Quantron AG of $8,475,000 as of September 30, 2023.
Investment in Hydrogen Funds

HyCap Fund I SCSp

In August 2021, the Corporation invested in HyCap Fund I SCSp (“HyCap”), a special limited partnership registered in Luxembourg. In the three and nine months ended September 30, 2023, the Corporation made additional contributions of £1,424,000 and £2,148,000 ($1,817,000 and $2,686,000) (2022 - £423,000 and £1,110,000 ($501,000 and $1,400,000)) for total contributions of £9,363,000 ($12,220,000).

For the three and nine months ended September 30, 2023, changes in fair value and foreign exchange adjustments totalling $(606,000) and $(715,000) and (2022 - $(859,000) and $(2,109,000)) were recognized as an unrealized loss in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 19 and 24), resulting in net fair value investment in HyCap of $9,934,000 as of September 30, 2023.

Clean H2 Infrastructure Fund

In December 2021, the Corporation invested in Clean H2 Infrastructure Fund I ("Clean H2"), a special limited partnership registered in France. In the three and nine months ended September 30, 2023, the Corporation made additional or (received) return of contributions of €1,365,000 and €2,280,000 ( $1,465,000 and $2,454,000) (2022 - €(201,000) and €1,073,000 ($(207,000) and $1,200,000)) for total contributions of €3,276,000 ($3,598,000).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.    Long-term financial investments (cont'd):
Clean H2 Infrastructure Fund (cont'd)
For the three and nine months ended September 30, 2023, changes in fair value and foreign exchange adjustments totalling $(293,000) and ($492,000) (2022 - $(154,000) and $(568,000)) were recognized as an unrealized loss in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 19 and 24), resulting in net fair value investment in Clean H2 of $2,527,000 as of September 30, 2023.

11.    Bank facilities:

The Corporation has the following bank facilities available to it.
Letter of Guarantee Facility
The Corporation has a Letter of Guarantee Facility (“LG Facility”), enabling the bank to issue letters of guarantees, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit or similar credits on the Corporation's behalf from time to time up to a maximum of $2,000,000.
As at September 30, 2023, $nil (2022 - $nil) was outstanding on the LG Facility.
The Corporation also has a $25,000,000 Foreign Exchange Facility (“FX Facility”) that enables the Corporation to enter into foreign exchange currency contracts (at face value amounts in excess of the FX facility) secured by a guarantee from Export Development Canada.
At September 30, 2023, the Corporation had outstanding foreign exchange currency contracts to purchase a total of CDN $39,000,000 (2022 – CDN $40,500,000) at an average rate of 1.34 CDN per U.S. dollar, resulting in an unrealized gain (loss) of CDN $(386,000) at September 30, 2023 (2022 – CDN $(1,919,000)). The unrealized gain on forward foreign exchange contracts is presented in prepaid expenses and other current assets on the statement of financial position and the unrealized loss on forward foreign exchange contracts is presented in trade and other payables.

12.    Trade and other payables:

	September 30,	December 31,
	2023	2022
Trade accounts payable	$18,053	$20,440
Compensation payable	17,108	13,248
Other liabilities	4,844	6,059
Taxes payable	914	586
	$40,919	$40,333

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

13.    Deferred revenue:

Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

	September 30,	December 31,
Deferred revenue	2023	2022
Beginning balance	$8,030	$12,109
Additions to deferred revenue	13,620	21,650
Revenue recognized during the period	(13,032)	(25,729)
Ending balance	$8,618	$8,030

14.    Provisions and other liabilities:

	September 30,	December 31,
	2023	2022
Restructuring provision	$187	$137
Warranty provision	13,105	11,327
Onerous contracts provision	5,100	4,400
Contingent consideration	78	2,078
Legal provision	—	2,968
Current	$18,470	$20,910

Decommissioning liabilities provision	$1,852	$1,805
Non-Current	$1,852	$1,805

Onerous Contracts Provision

On completion of a review of the Corporation's "open" contracts as of December 31, 2021, it was determined that on adoption of the Amendments to IAS 37 on January 1, 2022, additional onerous contract costs of $1,200,000 were recognized as an opening balance adjustment to accumulated deficit. As of September 30, 2023, total onerous contract costs of $5,100,000 have been accrued in provisions and other current liabilities.
The Corporation will continue to review open contracts on a quarterly basis to determine if any ongoing or new contracts become onerous, and if any of the underlying conditions or assumptions change which would require an adjustment to the accrued provision.
Contingent Consideration

As part of the acquisition of Ballard Motive Solutions in November 2021, total consideration included earn-out cash consideration payable by the Corporation, based on the achievement of certain performance milestones over a three year period from the acquisition date. As part of the post-acquisition restructuring of operations at Ballard Motive Solutions, there was a change in estimate in the fair value of contingent consideration in the fourth quarter of fiscal 2022 due to changes in expectation of achieving milestones. The contingent consideration provision as of September 30, 2023 comprises the last remaining milestone at its estimated value of $78,000.
During the nine months ended September 30, 2023, the Corporation made cash payments totalling $2,000,000 (2022 – $14,900,000) for successful achievement of certain performance milestones.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14.    Provisions and other liabilities (cont'd):
Legal provision
As part of the post-acquisition restructuring of operations at Ballard Motive Solutions, the Corporation recorded a legal provision for various contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of expected recoveries. As at December 31, 2022, costs totalling $2,968,000 were accrued in other operating expense. As of September 30, 2023, $nil costs remain accrued related to the post-acquisition restructuring of operations at Ballard Motive Solutions.
Other: Decommissioning liabilities

    A provision for decommissioning liabilities for the Corporation’s head office building is related to estimated site restoration obligations at the end of the lease term. As at September 30, 2023, total decommissioning liabilities amounted to $1,852,000 (December 31, 2022 - $1,805,000), resulting from accretion of $47,000 (2022 - $(110,000)).

15.    Lease liability:

The Corporation leases certain assets under lease agreements. The lease liability consists primarily of leases of land and buildings, office equipment and vehicles. The leases have interest rates ranging from 2.95% to 8.56% per annum and expire between December 2023 and October 2033.

	September 30,	December 31,
	2023	2022
Property	$4,114	$3,743
Equipment	40	39
Vehicle	95	113
Lease Liability, Current	$4,249	$3,895

Property	$13,817	$11,505
Equipment	43	73
Vehicle	256	258
Lease Liability, Non-Current	$14,116	$11,836

Lease Liability, Total	$18,365	$15,731

During the nine months ended September 30, 2023, the Corporation made principal payments on lease liabilities totalling $2,860,000 (2022 - $2,368,000). The Corporation is committed to future minimum lease payments (comprising principal and interest) as follows:

Maturity Analysis	September 30,
2023
Less than one year	$5,455
Between one and five years	12,491
More than five years	4,997
Total undiscounted lease liabilities	$22,943

Deferred gains on closing of finance lease agreements are amortized over the lease term. At September 30, 2023, the outstanding deferred gain was $589,000 (December 31, 2022 – $902,000).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

16.    Equity:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Option Expense	$719	$1,636	$2,740	$4,707
DSU Expense	95	127	301	400
RSU Expense	2,292	1,065	5,474	2,830
Total Share-based Compensation	$3,106	$2,828	$8,515	$7,937

(a)    Share capital:

Upon acquisition of Ballard Motive Solutions in November 2021, part of the total consideration of $39,917,000 included the issuance of 337,353 shares of the Corporation in three future tranches at a fair value of $18.30 per share discounted for the timing delay in receiving the shares using an Asian put option pricing model, or $4,851,000.
During the nine months ended September 30, 2023, the Corporation issued the second tranche of 112,451 common shares with a fair value of $1,612,000 as of the acquisition date.
At September 30, 2023, 298,719,677 common shares were issued and outstanding.
(b)    Share options:

Options for common shares
At January 1, 2023	4,807,620
Options exercised	(130,951)
Options cancelled	(214,015)
At September 30, 2023	4,462,654
During the three and nine months ended September 30, 2023, compensation expense of $719,000 and $2,740,000 (2022 – $1,636,000 and $4,707,000) was recorded in net loss, based on the grant date fair value of the options recognized over the vesting period.
During the three and nine months ended September 30, 2023, 11,667 and 130,951 (2022 – 35,469 and 237,290) options were exercised for a equal amount of common shares for proceeds of $38,000 and $285,000 (2022 – $103,000 and $785,000).
As at September 30, 2023, options to purchase 4,462,654 common shares were outstanding (2022 - 4,805,504).
(c)    Deferred share units:

DSUs for common shares
At January 1, 2023	709,680
DSUs granted	67,218
DSUs exercised	(65,499)
At September 30, 2023	711,399

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors must elect to receive at least half of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share, net of statutory tax withholdings, after the director or executive ceases to provide services to the Corporation.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

16.    Equity (cont'd):
(c)    Deferred share units (cont'd):
During the three and nine months ended September 30, 2023, $95,000 and $301,000 (2022 - $127,000 and $400,000) of compensation expense was recorded in net loss relating to 25,504 and 67,218 (2022 - 20,236 and 53,400) DSUs granted during the period.

During the same period, nil and 65,499 (2022 - nil and 126,862) DSUs were exercised, net of applicable taxes, which resulted in in the issuance of nil and 31,736 common shares (2022 - nil and 58,990), resulting in an impact on equity of $nil and ($171,000) (2022 - $nil and $753,000).

As at September 30, 2023, 711,399 deferred share units were outstanding (2022 - 682,761).

(d)    Restricted share units:

RSUs for common shares
At January 1, 2023	1,002,080
RSUs granted	2,913,620
RSUs exercised	(104,673)
RSUs forfeited	(408,301)
At September 30, 2023	3,402,726

Restricted share units (“RSUs”) are granted to certain employees and executives. Each RSU is convertible into one common share, net of statutory tax withholdings. The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria and/or market criteria. A performance factor adjustment is made if there is an over-achievement (or under-achievement) of specified performance criteria, resulting in additional (or fewer) RSUs being converted.

During the three and nine months ended September 30, 2023, compensation expense of $2,292,000 and $5,474,000 (2022 – $1,065,000 and $2,830,000) was recorded in net loss.

During the three and nine months ended September 30, 2023, 9,437 and 104,673 RSUs (2022 - 5,631 and 448,752) were exercised, net of applicable taxes, which resulted in the issuance of 5,638 and 50,336 common shares (2022 - 3,064 and 210,816) resulting in an impact on equity of ($15,000) and ($268,000) (2022 - ($20,000) and ($2,439,000)).
As at September 30, 2023, 3,402,726 restricted share units were outstanding (2022 - 949,959).

17.    Disaggregation of revenue:

The Corporation's operations and main revenue streams are the same as those described in the Corporation's consolidated financial statements as at and for the year ended December 31, 2022. However, the Corporation has updated the classification and presentation of revenue by market application in the table below. Revenues from the delivery of services, including technology solutions, after sales services and training, are included in each of the respective markets. The Corporation's revenue is derived from contracts with customers.

In the following table, revenue is disaggregated by geographical market (based on location of customer), by market application, and by timing of revenue recognition.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

17.    Disaggregation of revenue (cont'd):

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Geographical markets
China	$3,122	$1,064	$6,484	$7,118
Europe	9,375	9,445	24,390	31,009
North America	12,889	10,224	22,630	20,404
Rest of World	2,189	610	2,724	4,791
	$27,575	$21,343	$56,228	$63,322
Application
Bus	$8,649	$9,181	$17,559	$22,199
Truck	1,864	2,495	5,242	9,104
Rail	9,265	415	12,128	3,899
Marine	1,282	501	3,335	1,043
HD Mobility Subtotal	$21,060	$12,592	$38,264	$36,245
Stationary	2,908	3,053	8,902	12,638
Emerging Markets and Other	3,607	5,698	9,062	14,439
	$27,575	$21,343	$56,228	$63,322
Timing of revenue recognition
Products transferred at a point in time	$21,230	$14,824	$39,037	$40,359
Products and services transferred over time	6,345	6,519	17,191	22,963
	$27,575	$21,343	$56,228	$63,322

18.    Other operating expense:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net impairment loss on trade receivables	$45	$—	$62	$—
Acquisition-related costs	33	2,261	776	2,751
Restructuring and related costs	138	258	865	345
	$216	$2,519	$1,703	$3,096

During the three and nine months ended September 30, 2023 , the Corporation recorded a net impairment loss on trade receivables of $45,000 and $62,000 (2022 - $nil and $nil), consisting primarily of various miscellaneous receivables no longer deemed collectible. In the event that the Corporation recovers any amounts previously recorded as impairment losses, the recovered amount will be recognized as a reversal of the impairment loss in the period of recovery.

Acquisition related costs of $33,000 and $776,000 for the three and nine months ended September 30, 2023 (2022 - $2,261,000 and $2,751,000) consist primarily of legal, advisory, and transaction-related costs incurred on ongoing corporate development activities.

During the three and nine months ended September 30, 2023, total restructuring and related charges of $138,000 and $865,000 (2022 - $258,000 and $345,000) consist primarily of certain cost cutting measures and related personnel change costs.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

19.    Finance income (expense):

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Employee future benefit plan expense	$(12)	$(28)	$(94)	$(167)
Investment income	11,085	6,010	32,639	9,817
Mark-to-market gain (loss) on financial assets (notes 10 & 24)	(2,464)	1,705	(2,568)	(19,777)
Foreign exchange loss	(1,370)	(4,906)	(479)	(7,606)
Government levies	—	—	(100)	(100)
Finance income (loss) and other	$7,239	$2,781	$29,398	$(17,833)
Finance expense	$(291)	$(324)	$(837)	$(979)

20.    Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation’s equity accounted investee, Weichai Ballard JV (note 9).

For the three and nine months ended September 30, 2023, related party transactions and balances with the Corporation's 49% owned equity accounted investee, Weichai Ballard JV, were as follows:

	September 30,	December 31,
Balances with related party - Weichai Ballard JV	2023	2022
Trade and other receivables	$15,042	$13,320
Investments	16,952	24,026
Deferred revenue	1,895	2,095

	Three months ended September 30,		Nine months ended September 30,
Transactions during the period with Weichai Ballard JV	2023	2022	2023	2022
Revenues	$1,535	$1,064	$3,444	$6,991
Cost of goods sold and operating expense	256	873	1,413	1,972

On effective completion of an Equity Transfer Agreement in September 2023, the Corporation has concluded that it no longer has significant influence over the operating activities of Synergy Ballard JVCo and therefore has discontinued the equity method of accounting for its 10% investment fair valued at $nil as of September 30, 2023.

21.    Impairment charges on intangible assets and goodwill:

The Corporation reviewed its intangible assets and goodwill for impairment indicators and concluded that impairment indicators on certain assets do exist as of September 30, 2023. During the three and nine months ended September 30, 2023 the Corporation recorded impairment charges of $2,266,000 on intangible assets and impairment charges of $23,991,000 on goodwill related primarily to further proposed restructuring of operations at Ballard Motive Solutions. As a result of the impairment charges, intangible assets and goodwill were written down to $1,743,000 and $40,277,000, respectively, as of September 30, 2023.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

22.    Supplemental disclosure of cash flow information:

	Nine months ended September 30,
Non-cash financing and investing activities:	2023	2022
Compensatory shares	$482	$935

23.    Operating segments:

The Corporation operates in a single operating segment, Fuel Cell Products and Services, which consists of the sale of PEM fuel cell products and services for a variety of applications including Heavy-Duty Mobility (consisting of bus, truck, rail and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). The delivery of services, including technology solutions, after sales service and training, are included in each of the respective markets.

For the fiscal year 2023, the Corporation has updated the classification and presentation of revenue by market application (note 17).

24.    Financial Instruments:

(a)    Fair value:

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, investments, and trade and other payables. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Short-term financial investments comprise term deposits with terms of greater than 90 days and a previously held investment in a Danish public company held by Ballard Power Systems Europe ("BPSE"). During the twelve months ended December 31, 2022, the Corporation sold its remaining Green Hydrogen shares for net proceeds of $1,010,000.

Long-term financial investments (note 10) comprise newly-created hydrogen infrastructure and growth equity funds: HyCap Fund and Clean H2 Fund, and an investment in Forsee Power, Wisdom Motor and Quantron AG, as well as equity-accounted investments. Changes in fair value and foreign exchange adjustments are recognized as gains or losses in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 19). During the three and nine months ended September 30, 2023, the Corporation recognized net mark to market and foreign exchange gains (losses) of ($2,464,000) and ($2,568,000) (2022 - $1,705,000 and ($19,777,000)).

	Nine months ended	Year ended
Increase (decrease) in fair value due to MTM and foreign exchange	September 30, 2023	December 31, 2022
Short-term investment - Green Hydrogen	$—	$15
Long-term investment - Forsee Power SA	(1,199)	(14,865)
Long-term investment - Wisdom Group Holdings Ltd.	—	—
Long-term investment - Quantron AG	(162)	150
Long-term investment - HyCap Fund I SCSp	(715)	(1,597)
Long-term investment - Clean H2 Infrastructure Fund	(492)	(580)
Decrease in fair value of investments	$(2,568)	$(16,877)

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2023 and 2022
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

24.    Financial Instruments (cont'd):
(b)    Credit risk:
IFRS 9 Financial Instruments requires impairment losses to be recognized based on “expected losses” that will occur in the future, incorporating forward looking information relating to defaults and applies a single ECL impairment model that applies to all financial assets within scope. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive). Under IFRS 9, at each reporting date the Corporation is required to assess whether financial assets carried at amortized cost are credit-impaired.

As a result of this review for the three and nine months ended September 30, 2023, the Corporation did not recognize any additional estimated ECL impairment losses.